SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 6, 2005

    Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 6, 2005

By: /s/  James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

"Material Change Report Form 51-102F3"

  99.1

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Fording Canadian Coal Trust (the "Trust")
1000, 205 - 9th Avenue S.E.
Calgary, Alberta T2G 0R3

Item 2.

Date of Material Change

The material change occurred on April 5, 2005.

Item 3.

News Release

The press release reporting the material change was disseminated through Canada Newswire on April 5, 2005.  A copy of the press release is attached hereto as Schedule "A".

Item 4.

Summary of Material Change

The Trust announced that Elk Valley Coal Corporation ("Elk Valley Coal") and Canadian Pacific Railway Company ("CPR") have reached a five-year agreement for the transportation of metallurgical coal from Elk Valley Coal's mines in southeastern British Columbia to Vancouver area ports for export.

In addition, the parties resolved a number of other operating and commercial issues. In connection with this agreement, Elk Valley Coal and CPR have agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the transportation of coal.

On the basis of expected coal prices for 2005 and the new rail contract, Fording anticipates that Elk Valley Coal's 2005 calendar year transportation and other costs will average approximately $37 to $38 per tonne compared with $29 per tonne in 2004.

Item 5.

Full Description of Material Change

The Trust announced that Elk Valley Coal and CPR have reached a five-year agreement for the transportation of metallurgical coal from Elk Valley Coal's mines in southeastern British Columbia to Vancouver area ports for export. The exact terms of the contract are confidential.

The key elements of the confidential contract are:

  a five-year agreement effective April 1, 2004 to March 31, 2009;

  a commitment from CPR to increase the base volumes of coal to be moved in line with Elk Valley Coal's current planned capacity increases;

  a framework of agreement with CPR to transport additional tonnes above the base volume during the 2006 to 2008 coal years, with a rate premium on the additional tonnes;

  fixed rates for the first three years of the contract, with the 2004 coal year rate being approximately 20% higher, and the 2005 and 2006 rates in the order of 60% higher, than the 2003 rate;

  rates for the 2007 and 2008 coal years that will be linked to Elk Valley Coal's sales price of coal, subject to a floor and ceiling rate, both of which will be lower than both the 2005 and 2006 but higher than the 2004 contract rail rates; and

  a fuel cost adjustment mechanism for the last two years of the contract.

In addition, the parties resolved a number of other operating and commercial issues. In connection with this agreement, Elk Valley Coal and CPR have agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the transportation of coal.

As a consequence of the new contract, Fording is updating previous information concerning transportation and other costs as provided in its news release dated December 14, 2004. On the basis of expected coal prices for 2005 and the new rail contract, Fording anticipates that Elk Valley Coal's 2005 calendar year transportation and other costs will average approximately $37 to $38 per tonne compared with $29 per tonne in 2004. Transportation and other costs include the cost of rail service, port charges, ocean freight costs where Elk Valley Coal is responsible for the expense, and other costs such as coal testing fees and demurrage charges for vessel waiting times.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

There is no material information omitted from this material change report.

Item 8.

Executive Officer

For further information please contact Ms. Susan J. Soprovich, Director, Investor Relations, at the above-mentioned address or by telephone at 403-260-9800.

Item 9.

Date of Report

April 6, 2005

FORDING CANADIAN COAL TRUST

By:  s/ James F. Jones

Name:  James F. Jones

Title: Vice-President, Employee Relations and Trust Secretary

SCHEDULE "A"

Elk Valley Coal and CPR reach five-year agreement

Contract Provides Commitment for Capacity Expansion

CALGARY, April 5 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.MV.A, TEK.SV.B) today announced that Elk Valley Coal Corporation and Canadian Pacific Railway Company (CPR) have reached a five-year agreement for the transportation of metallurgical coal from Elk Valley Coal's mines in southeastern British Columbia to Vancouver area ports for export. The exact terms of the contract are confidential.

"We are very pleased to have finalized this agreement with Canadian Pacific," said Jim Popowich, CEO of Elk Valley Coal and President of Fording Canadian Coal Trust. "CPR's commitment to increase coal movements during the term of the contract provides us with the confidence that Elk Valley Coal will have sufficient rail capacity for its current expansion plans, and will have the flexibility in future years to consider further production increases. The new contract also provides us with more certainty in our rail costs. We believe this is a good contract for both parties and look forward to strengthening the relationship between the two companies and capturing opportunities in our coal markets."

The key elements of the confidential contract are:

  a five-year agreement effective April 1, 2004 to March 31, 2009;

  a commitment from CPR to increase the base volumes of coal to be moved in line with Elk Valley Coal's current planned capacity increases;

  a framework with CPR to transport additional tonnes above the base volume during the 2006 to 2008 coal years, with a rate premium on the additional tonnes;

  fixed rates for the first three years of the contract, with the 2004 coal year rate being approximately 20% higher, and the 2005 and 2006 rates in the order of 60% higher, than the 2003 rate;

  rates for the 2007 and 2008 coal years that will be linked to Elk Valley Coal's sales price of coal, subject to a floor and ceiling rate, both of which will be lower than both the 2005 and 2006 but higher than the 2004 contract rail rates; and

  a fuel cost adjustment mechanism for the last two years of the contract.

In addition, the parties resolved a number of other operating and commercial issues. In connection with this agreement, Elk Valley Coal and CPR have agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the transportation of coal.

As a consequence of the new contract, Fording is updating previous information concerning transportation and other costs as provided in its news release dated December 14, 2004. On the basis of expected coal prices for 2005 and the new rail contract, Fording anticipates that Elk Valley Coal's 2005 calendar year transportation and other costs will average approximately $37 to $38 per tonne compared with $29 per tonne in 2004. Transportation and other costs include the cost of rail service, port charges, ocean freight costs where Elk Valley Coal is responsible for the expense, and other costs such as coal testing fees and demurrage charges for vessel waiting times.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply over 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

About Teck Cominco

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. Teck Cominco manages the Elk Valley Coal Partnership and holds a 39% interest in the partnership, which will increase to 40% on April 1, 2006. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust and Teck Cominco Limited are discussed in our respective public filings with the securities regulatory authorities in Canada and the United States. Copies of our respective Canadian filings, including each of our most recent management information circulars, annual information forms, annual reports, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our respective U.S. filings, including each of our most recent annual reports on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of April 5, 2005 and is subject to change after this date. Fording Canadian Coal Trust and Teck Cominco Limited disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Fording Canadian Coal Trust, Susan J. Soprovich, Director, Investor Relations, (403) 260-9834, investors@fording.ca; Catherine Hart, Coordinator, Investor Relations, (403) 260-9817, investors@fording.ca; Teck Cominco Limited, Greg Waller, Director, Financial Analysis and Investor Relations, (604) 687-1117.